ALEXCO RESOURCE CORP. ACQUIRES ACCESS CONSULTING GROUP:
ANNOUNCES CHANGES TO ALEXCO BOARD

Tuesday, June 27, 2006 Vancouver, British Columbia - Alexco Resource Corp. (TSX:AXR) ("Alexco”) is pleased to announce the acquisition of Access Consulting Group, (ACG) a privately owned mid-tier environmental consulting firm headquartered in Whitehorse, Yukon Territory. Alexco is acquiring 100% of the shares of ACG for $2,000,000; 50% of the ACG shares will be acquired for $1,000,000 in cash, and the remaining 50% of the ACG shares will be exchanged for 383,978 Alexco shares being $1,000,000 in Alexco shares valued at the volume weighted average price for the 10 trading days prior to June 27, 2006. The transaction is subject to acceptance for filing by the Toronto Stock Exchange and is anticipated to close on or before June 30, 2006. The vendors, Rob McIntyre and Dan Cornett, being the founders and current principals of ACG, will continue in the ACG management team with a focus on client service and the profitable growth of the ACG business as a wholly owned subsidiary of Alexco. They will also join the Alexco senior management team as officers of Alexco.

Alexco believes the combination of Alexco and ACG will strengthen and broaden the client service expertise available to the industry in environmental, permitting, regulatory, and reclamation disciplines, especially in the North, as well as providing Alexco with expanded technical services to further its objective of building value at mature, closed, or abandoned mine sites. Clynt Nauman, President and CEO of Alexco noted that “we are excited to forge this combination which not only adds to the Company’s client-service expertise and capacity but also results in Rob McIntyre and Dan Cornett, two highly qualified and successful industry leaders in the North, joining our senior management team”.

Rob McIntyre, President of Access, noted that “Access is very pleased to continue to provide high quality environmental consulting services to our clients, with a more solid footing, as well as an expanded reach. We look forward to enhancing our core practice, facilitating land and resource development in a wide array of industrial sectors. Being part of a larger company provides exciting opportunities for growth, including an enhanced ability to attract and retain senior professional staff.”

Changes to Alexco Board

Alexco Resource Corp. is delighted to announce that David H Searle, C.M., Q.C. has agreed to join the Board of Alexco. David brings more than 40 years of experience as a leading practitioner in the environmental and mining areas in the North and West of Canada. David is a member of the Order of Canada, and has served in many capacities in the community, university and legal areas over the course of his distinguished career.

Sam Wallingham has resigned his position on the Alexco Board to assume a more meaningful management role with the company where he will undertake responsibility for coordinating and developing First Nation relationships and agreements in communities and areas in which Alexco is active.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or Rob McIntyre, President Access Consulting Group, by telephone at (867) 668 6463 or by email to rob@accessconsulting.ca.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4